Exhibit 99.1

 First Quarter 2016 Earnings PresentationMay 13, 2016

 This presentation contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology. Such statements reflect the current views of the Company with respect to future events and are subject to risks, uncertainties and assumptions about the Company and its subsidiaries and investments, including, among other things, the development of its business, trends in its operating industry, and future capital expenditures. In light of these risks, uncertainties and assumptions, the events or circumstances referred to in the forward-looking statements may not occur. None of the future projections, expectations, estimates or prospects in this presentation should be taken as forecasts or promises nor should they be taken as implying any indication, assurance or guarantee that the assumptions on which such future projections, expectations, estimates or prospects have been prepared are correct or exhaustive or, in the case of the assumptions, fully stated in the presentation. Abengoa Yield plc undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise.Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: changes in general economic, political, governmental and business conditions globally and in the countries in which the Company does business; decreases in government expenditure budgets, reductions in government subsidies or adverse changes in laws affecting the Company’s businesses and growth plan; challenges in achieving growth and making acquisitions; inability to identify and/or consummate future acquisitions; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions; changes in prices, including increases in the cost of energy, natural gas, oil and other operating costs; counterparty credit risk and failure of counterparties to the Company’s offtake agreements to fulfill their obligations; inability to replace expiring or terminated offtake agreements with similar agreements; new technology or changes in industry standards; inability to manage exposure to credit, interest rate, exchange rate, supply and commodity price risks; reliance on third-party contractors and suppliers; failure to maintain safe work environments; insufficient insurance coverage and increases in insurance cost; litigation and other legal proceedings; reputational risk; revocation or termination of the Company’s concession agreements; variations in market electricity prices; unexpected loss of senior management and key personnel; changes to our relationship with Abengoa, S.A.; developments at Abengoa S.A.; weather conditions; failure of newly constructed assets to perform as expected; failure to receive dividends from assets; changes in our tax position; unanticipated outages at our generation facilities; the condition of capital markets generally and our ability to access capital markets; adverse results in current and future litigation and our ability to maintain and grow our quarterly dividends. Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in conjunction with information regarding risks and uncertainties that may affect the Company’s results included in the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.govShould one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted.This presentation includes certain non-GAAP (Generally Accepted Accounting Principles) financial measures which have not been subject to a financial audit for any period. We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the year or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.The CAFD and other guidance included in this presentation are estimates as of May 13, 2016. These estimates are based on assumptions believed to be reasonable as of that date. Abengoa Yield plc. disclaims any current intention to update such guidance, except as required by law. References in this presentation to Atlantica Yield refer to Abengoa Yield plc. Atlantica Yield is the new brand for Abengoa Yield plc, and the change in name was approved at the Shareholders’ General Meeting on May 11, 2016.The change to Atlantica Yield plc will become effective after the necessary filings have been made with the Register of the Company in the United Kingdom.  DISCLAIMER

  Key messages    Excellent operating results in terms of Revenue (+74%), Further Adjusted EBITDA (over $150M$, +47%) and Cash Generation at the project companies (over $80M)       CAFD in line with expectations taking into account seasonality in distributions      Continuous progress in gaining autonomy and managing sponsor related risks      Intrinsic value of the portfolio not fully reflected in current share price      On track to meet 2016 guidance    Comparisons made between Q1 2016 and Q1 2015 results

 1. Financial results  2. Strategic update and value proposition review  3. Q&A  AGENDA   Appendix

 1. Financial results

     ∆ YoY %  +74%  +47%          HIGHLIGHTSGood financial results for the first quarter considering seasonality  Revenue  Further Adjusted EBITDA incl. unconsolidated affiliates(1)  Margin  Q12016  206.4  154.9  75%  Q12015  118.3  105.2  89%  (51%)  CAFD(2)  18.7  38.5  (1) Further Adjusted EBITDA including unconsolidated affiliates includes the dividend from our preferred equity investment in Brazil ($0M for the three-month period ended March 31, 2016 and $4.6M for the three-month period ended March 31, 2015) and our share in EBITDA of unconsolidated affiliates ($2.3M related to Honaine for the three-month period ended March 31, 2016 and $2.4M related to Honaine and $3.1M related to Helioenergy for the three-month period ended March 31, 2015).(2) Includes the impact of a one-time partial refinancing of ATN2 amounting to $14.9M for the three-month period ended March 31, 2016.  Additional $18 million CAFD generated in April 2016  US $ in millions

Q1 2016 Earnings Presentation

Atlantica Yield

HIGHLIGHTS

Good results across all segments

US $ in millions

	NORTH AMERICA			SOUTH AMERICA			EMEA		
	Q1 2016	Q1 2015	Δ	Q1 2016	Q1 2015	Δ	Q1 2016	Q1 2015	Δ
Revenue	**65.2**	**55.9**	17%	**29.0**	**24.4**	19%	**112.1**	**38.0**	195%
Further Adjusted **EBITDA** incl. unconsolidated affiliates(1)	**51.2**	**50.9**	1%	**24.1**	**25.0**	-4%	**79.6**	**29.3**	171%
Margin	79%	91%		83%	103%		71%	77%	

US $ in millions

	RENEWABLES			CONVENTIONAL			TRANSMISSION			WATER		
	Q1 2016	Q1 2015	Δ	Q1 2016	Q1 2015	Δ	Q1 2016	Q1 2015	Δ	Q1 2016	Q1 2015	Δ
Revenue	**141.2**	**63.7**	122%	**35.2**	**31.3**	13%	**23.5**	**19.2**	22%	**6.5**	**4.1**	59%
Further Adjusted **EBITDA** incl. unconsolidated affiliates(1)	**102.2**	**52.8**	93%	**27.1**	**27.0**	1%	**19.4**	**20.5**	-5%	**6.2**	**4.9**	27%
Margin	72%	83%		77%	86%		83%	107%		95%	120%	

(1) Further Adjusted EBITDA including unconsolidated affiliates includes the dividend from our preferred equity investment in Brazil ($0M for the three-month period ended March 31, 2016 and $4.6M for the three-month period ended March 31, 2015) and our share in EBITDA of unconsolidated affiliates ($2.3M related to Honaine for the three-month period ended March 31, 2016 and $2.4M related to Honaine and $3.1M related to Helioenergy for the three-month period ended March 31, 2015).

7

     KEY OPERATIONAL METRICSOperating performance in line with expectations      GWh produced  Q1 2016  514  Q1 2015  319          GWh produced  Electric availability  Q1 2016  529  Q1 2015  628  87.5%(2)  101.7%          Availability  Q1 2016  Q1 2015  99.9%  99.9%          Availability  Q1 2016  101.5%  Q1 2015  96.8%  RENEWABLES    TRANSMISSION    WATER    CONVENTIONAL    MW in operation  300  300  Mft3 in operation  10.5  10.5  Miles in operation  1,099  1,018  MW in operation  1,441  991  Availability refers to actual availability divided by contracted levels.Conventional availability was impacted by a scheduled production stop in February 2016 which occurs periodically.  (1)  (1)  (1)

Q1 2016 Earnings Presentation

CASH FLOW

Seasonality in EBITDA and CAFD affects first quarter results

ESTIMATED EBITDA SEASONALITY (1)


18-22%
27-31%
29-33%
18-22%
Q1
Q2
Q3
Q4

- Some seasonality in operating results in solar and wind assets
- Availability based contracts provide stability to our EBITDA

ESTIMATED CAFD SEASONALITY (1)


5-15%
15-25%
30-45%
25-35%
Q1
Q2
Q3
Q4

- CAFD defined as cash distributed from project companies to Atlantica Yield holding company, less holding company expenses, including interest.
- CAFD seasonality driven mainly by specific timing of distributions according to project financing agreements
- In quarters with lower distributions, cash generated is accumulated at the project companies

(1) Seasonality in EBITDA and CAFD is estimated based on internal future projections.

9

 CASH FLOWSolid operating cash-flow in the quarter           Net change in cash  OPERATING CASH FLOW  US $ in millions   Q1 2016  Q1 2015  Further Adjusted EBITDA incl. unconsolidated affiliates  (5.5)  (2.3)  Share in EBITDA of unconsolidated affiliates  Interest paid  Variations in working capital     Non monetary adjustments and other  ACQUISITIONS AND OTHER  FINANCING CASH FLOW   105.2  154.9  (18.1)  (27.4)  (20.7)  (19.5)  (23.5)  (21.2)  37.4  84.5  (91.2)  (24.1)  (18.6)  0.6  (72.4)  45.4  FINANCIAL INVESTMENTS  (15.6)  -

     LIQUIDITYHigher liquidity      US $ in millions  Corporate cash at Atlantica Yield  45.4  Cash at project companies   - Restricted - Unrestricted  STFI(1) at project companies  529.4  210.4319.0  As of March 31,2016  92.5    667.3  STFI stands for Short Term Financial Investments (restricted).  CASH POSITION   TOTAL LIQUIDITY    45.5  469.2  191.3277.9  As of December 31,2015  77.1    591.8

 LIQUIDITYCorporate cash remains constant after paying for a pending acquisition  Cash generated at project companies  87.5    45.5  US $ in millions     45.4  G&A and corporate interest  41.1  Closing of the acquisition of 13% stake in Solacor 1/2 (2)  ATN2 Refinancing (1)  19.1  MAR 16  DEC 15  Cash position as at December 31, 2015  Cash position as at March 31, 2016  A subordinated tranche of ATN2 has been successfully refinanced with a project bond in Peru Previously announced in Q3 2015 earnings presentation     Net CAFD including ATN2 refinancing  Available cash variations at project companies  14.9  8.1  34.2  8.1  Restricted cash variations at project companies

 FINANCINGConservative leverage at holding company level        US $ in millions  Net corporate debt (1)  624.5  Net project debt (1)  Net corporate debt / CAFD pre corporate debt service(2)  5,137.4  As of March 31,2016  2.9x  DEBT POSITION    619.0  5,001.4  As of December 31,2015  2.9x  Increase in net project debt is mainly related to translation differences in our euro-denominated project debt resulting from the appreciation of € vs $.  Net debt corresponds to gross debt including accrued interest less cash and cash equivalents.Based on mid-point of guidance for CAFD pre corporate debt service for the year 2016.

 2. Strategic update and value proposition review

Q1 2016 Earnings Presentation

2016 STRATEGIC OBJECTIVES

Continued progress on Key Initiatives

FOCUS REMAINS ON **EXECUTION**

1 Mitigate risks from current sponsor

- **Progress on waivers**
- **Preferred equity investment in Brazil**
- **Other**

2 Achieve full autonomy

Achieve complete autonomy from Abengoa

- Separation of back-office in advanced stage
- IT split expected to be completed by year end
- Change of legal name to Atlantica Yield plc approved by our shareholders

3 Grow

Last part of the year

15

   DIVIDENDQ1 2016 dividend decision postponed  Considering the ongoing uncertainties caused by our sponsor situation, the Board of Directors has decided: To postpone the decision on Q1 2016 dividend until we have obtained greater clarity on cross default and change of control issues.Not to declare a dividend in respect to Q4 2015.Our dividend guidance for 2016 includes the declaration of 4 quarterly dividends corresponding to the respective quarters of 2016.

 Operating performanceAutonomy from Abengoa  In US $  VALUATIONCurrent stock price does not fully reflect intrinsic value of our portfolio  CURRENT PRICE (1)  INTRINSIC VALUE INCLUDING GROWTH  INTRINSIC VALUE OF THE EXISTING PORTFOLIO    16.1  Growth      1  2  (1) Share price as of May 12, 2016

     VALUATIONCurrent Share Price below Equity Book Value       Current Market Capitalization is 60% of Equity Book Value(2) of the existing portfolio    As of March 31, 2016US $ in millions (except per share values)  Total Equity Book Value (1)  1,987  Non-controlling interest(1)  ITC cash grants already collected(1)  (130)  827  EQUITY BOOK VALUE  Equity Book Value including cash grants   2,684  Number of shares  100,217,260  Equity Book Value(2) per share  26.8  Market Cap as of 05/12/2016  1,613  Share Price  16.1  (1) Amounts obtained from consolidated financial statements as of March 31, 2016. (2) Equity book value including cash grants.

Q1 2016 Earnings Presentation

Atlantica Yield

VALUATION

Run-rate CAFD(1) estimated as $205-215M resulting in a 12.7-13.4% CAFD yield without growth


ACCRETIVE GROWTH
+ ROFO/s
+ Acquisitions
+ Other
INTRINSIC VALUE OF THE EXISTING PORTFOLIO
TOTAL FAIR VALUE

RUN-RATE CAFD $205-215M

13% CAFD yield without growth

Additional disclosure in Appendix to facilitate analysis

- ✓ Discount rates to be used in valuation
- ✓ CAFD sensitivities
- ✓ Other breakdowns

(1) Run rate CAFD represents our expected CAFD when all the existing assets in the portfolio have reached their expected production level. Run rate CAFD is not expected to be reached in the year 2016.

19

 3. Q&A

 Appendix

 RECONCILIATIONEBITDA to CAFD reconciliation          ATN2 refinancing  CASH GENERATED AT PROJECT COMPANIES  US $ in millions   Q1 2016  Q1 2015  (5.5)  (2.3)  Share in EBITDA of unconsolidated affiliates  Interest and income tax paid  Change in other assets and liabilities  Principal amortization of indebtedness  Further Adjusted EBITDA incl. unconsolidated affiliates  105.2  154.9  (19.3)  (27.6)  (28.0)  (13.2)  (8.8)  (14.3)  22.2  44.9  -  14.9  Deposits in/withdrawals from restricted accounts  (0.2)  (34.2)  (21.2)  (18.4)  Non-monetary adjustments  Change in non-restricted cash at project companies  16.3  (41.1)  CAFD (1)  38.5  18.7  (1) Includes the impact of a one-time partial refinancing of ATN2 amounting to $14.9 M for the three-month period ended March 31, 2016.

Q1 2016 Earnings Presentation

Atlantica Yield

HISTORICAL FINANCIAL REVIEW

Key financials by quarter

Key Financials (US $ in thousands)	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY 2015
Revenues	**99,505**	**93,380**	**118,304**	**190,265**	**267,345**	**214,967**	**206,376**	**790,881**
F.A. EBITDA margin (%)	*89.7%*	*87.4%*	*88.9%*	*83.9%*	*81.8%*	*71.2%*	*75.0%*	*80.5%*
Further Adj. EBITDA incl. unconsolidated affiliates	**89,253**	**81,598**	**105,186**	**159,600**	**218,650**	**153,074**	**154,879**	**636,510**
ABY pro-rata share of EBITDA from unconsolidated affiliates	-	-	(5,477)	(1,622)	(2,121)	(3,071)	(2,332)	(12,291)
Further Adjusted EBITDA	**89,253**	**81,598**	**99,709**	**157,978**	**216,529**	**150,003**	**152,547**	**624,219**
Dividends from unconsolidated affiliates	-	-	-	-	4,163	254	-	4,417
Non-monetary items	(8,631)	(9,748)	(21,229)	(23,741)	(21,447)	(24,993)	(18,356)	(91,410)
Interest and income tax paid	(15,078)	(67,886)	(19,291)	(113,023)	(46,161)	(131,759)	(27,613)	(310,234)
Principal amortization of indebtedness net of new indebtedness at project level	(10,058)	(11,556)	(8,790)	(41,873)	(38,573)	(86,153)	(14,254)	(175,389)
Deposits into/withdrawals from debt service accounts	(10,572)	(884)	(211)	(6,352)	(10,090)	(183)	(43,155)	(16,837)
Change in available cash at project companies	(16,748)	29,139	16,255	47,092	(62,285)	71,155	(17,196)	72,217
Dividends paid to non-controlling interests	-	-	-	-	(4,665)	(3,642)	-	(8,307)
Changes in other assets and liabilities	(38)	7,738	(27,944)	24,516	21,105	62,143	(13,237)	79,821
Asset refinancing	-	-	-	-	-	-	14,893	-
Cash Available For Distribution (CAFD)	**28,127**	**28,401**	**38,500**	**44,595**	**58,576**	**36,825**	**18,736**(3)	**178,496**
Dividends declared (1)	23,696	20,736	34,074	40,087	43,093	-	-	117,254
# of shares at the end of the period	80,000,000	80,000,000	80,000,000	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260
DPS (in $ per share)	**0.2962**	**0.2592**	**0.3400**	**0.4000**	**0.4300**	**-**	**-**	**1.1700**

Debt details (US $ in millions)	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY 2015
Project debt	2,487.1	3,823.1	3,796.7	5,241.2	6,042.6	5,470.7	5,666.8	5,470.7
Project cash	(178.9)	(198.8)	(182.5)	(373.3)	(618.9)	(469.2)	(529.4)	(469.2)
Net project debt	**2,308.2**	**3,624.3**	**3,614.1**	**4,867.9**	**5,423.7**	**5,001.5**	**5,137.4**	**5,001.5**
Corporate debt	-	378.5	376.1	377.1	668.7	664.5	669.9	664.5
Corporate cash	(86.2)	(155.4)	(84.9)	(154.8)	(43.6)	(45.5)	(45.4)	(45.5)
Net corporate debt	**(86.2)**	**223.1**	**291.2**	**222.3**	**625.1**	**619.0**	**624.5**	**619.0**
Total net debt	**2,222.0**	**3,847.4**	**3,905.3**	**3,090.2**	**6,048.8**	**5,620.5**	**5,761.9**	**5,620.5**
Net Corporate Debt/CAFD pre corporate interests(2)	**na**	**2.2x**	**1.8x**	**1.3x**	**2.2x**	**2.9x**	**2.9x**	**2.9x**

(1) Dividends are paid to shareholders in the quarter after they are declared; (2) Ratios presented are the ratios shown on each quarter's earnings presentations; (3) Includes the impact of a one-time partial refinancing of ATN2.

23

Q1 2016 Earnings Presentation

Atlantica Yield

HISTORICAL FINANCIAL REVIEW

Segment financials by quarter

Revenue (US $ in thousands)	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY 2015
by Geography								
NORTH AMERICA	50,040	48,646	55,943	94,214	109,654	68,328	65,232	328,139
SOUTH AMERICA	24,322	23,014	24,405	26,227	29,617	32,231	29,008	112,480
EMEA	25,143	21,720	37,956	69,824	128,074	114,408	112,135	350,262
by Business Sector								
RENEWABLES	51,599	40,791	63,680	129,747	204,412	145,173	141,166	543,012
CONVENTIONAL	28,073	33,556	31,330	34,009	34,676	38,702	35,179	138,717
TRANSMISSION	19,833	19,033	19,159	20,079	22,046	25,109	23,530	86,393
WATER	-	-	4,136	6,429	6,211	5,983	6,501	22,759
Total Revenue	99,505	93,380	118,304	190,265	267,345	214,967	206,376	790,881

Further Adj. EBITDA incl. unconsolidated affiliates	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	1Q16	FY 2015
by Geography								
NORTH AMERICA	49,014	42,697	50,941	86,356	94,739	47,523	51,212	279,559
	97.9%	87.8%	91.1%	91.7%	86.4%	69.6%	78.5%	85.2%
SOUTH AMERICA	24,323	23,399	24,998	26,625	29,171	30,111	24,062	110,905
	100.0%	101.7%	102.4%	101.5%	98.5%	93.4%	82.9%	98.6%
EMEA	15,916	15,502	29,247	46,619	94,739	75,441	79,605	246,046
	63.3%	71.4%	77.1%	66.8%	74.0%	65.9%	71.0%	70.2%
by Business Sector								
RENEWABLES	44,114	33,131	52,760	106,404	162,971	95,022	102,170	417,157
	85.5%	81.2%	82.9%	82.0%	79.7%	65.5%	72.4%	76.8%
CONVENTIONAL	24,834	28,511	26,961	26,358	26,937	27,415	27,079	107,671
	88.5%	85.0%	86.1%	77.5%	77.7%	70.8%	77.0%	77.6%
TRANSMISSION	20,305	19,956	20,529	21,326	22,885	24,307	19,410	89,047
	102.4%	104.8%	107.2%	106.2%	103.8%	96.8%	82.5%	103.1%
WATER	-	-	4,936	5,512	5,856	6,331	6,220	22,635
			119.4%	85.7%	94.3%	105.8%	95.7%	99.5%
Total Further Adj. EBITDA incl. unconsolidated affiliates	89,253	81,598	105,186	159,600	218,649	153,075	154,879	636,510
	89.7%	87.4%	88.9%	83.9%	81.8%	71.2%	75.0%	80.5%

24

       3Q14  4Q14  1Q15  2Q15  3Q15  4Q15  1Q16    FY 2015                               RENEWABLES (MW)     430   891  991   1,241   1,441   1,441   1,441    1,441   CONVENTIONAL (electric MW)     300   300   300   300   300   300   300    300   TRANSMISSION (Miles)     1,018   1,018   1,018   1,099   1,099   1,099   1,099    1,099   WATER (Mft3/day)      -   -  10.5   10.5   10.5   10.5   10.5    10.5                                 RENEWABLES (GWh)     300  184  319   764  958  495  514    2,536    (GWh)     640  629  628   616  601  620  529    2,465    (availability %)     104.6%  101.0%  101.7%  101.9%  101.7%  101.5%  87.5%    101.7%  TRANSMISSION2 (availability %)     100.0%  100.0%  99.9%  99.8%  99.3%  100.0%  99.9%    99.9%  WATER2 (availability %)      -   -  96.8%  103.2%  101.6%  102.5%  101.5%    101.5%                  CONVENTIONAL1  Capacity in operation(at the end of the period)  Production / Availability  Conventional availability refers to operational MW over contracted MW with Pemex.Availability for transmission lines is calculated over contracted levels and availability for water refers to availability over target levels.  HISTORICAL FINANCIAL REVIEWKey performance indicators

       3Q14  4Q14  1Q15  2Q15  3Q15  4Q15  1Q16      FY 2015                                  US     28.1%  14.4%  14.3%  33.7%  34.5%  17.1%  17.3%      24.9%   Spain     34.3%  8.1%  15.1%  30.6%  31.3%  8.6%  14.2%      21.0%   Kaxu            26.0%  31.1%  42.2%      29.3%(2)                          WIND (Uruguay)     42.8%  38.0%  27.3%  34.4%  41.9%  39.3%  31.6%      35.8%  SOLAR                                                                                                                      Historical Capacity Factors (1)  HISTORICAL FINANCIAL REVIEWCapacity factors  Historical Capacity Factors calculated since the entry into operation or the acquisition of each asset. Some capacity factors are not indicative of a full period of operations.Average capacity factor in Kaxu for 2015 calculated since August 1, 2015.

Q1 2016 Earnings Presentation

Atlantica Yield

STABLE CASH FLOWS

Long-dated contracts with credit worthy counterparties

LONG-TERM CONTRACTS

21

Weighted average years remaining (2)

HIGH QUALITY OFFTAKERS

+95%

Investment grade offtakers (1)

LOW DEPENDENCE ON NATURAL RESOURCES



- **36%** PRODUCTION-BASED
- **64%** AVAILABILITY-BASED

Note: All amounts based on run-rate CAFD excluding Brazil (ACBH) and no acquisitions.

(1) Based on Moody's rating. Offtakers for Quadra 1&2, Honaine, Skikda and ATN2 are unrated. Offtaker for ATN and ATS is the Ministry of Energy of the Government of Peru, for Spanish assets is the Government of Spain and for Kaxu is the Republic of South Africa.

(2) Represents weighted average years remaining as of March 31, 2016.

27

Q1 2016 Earnings Presentation

SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO

Portfolio breakdown

CURRENCY[(1)]

93 %

Denominated in USD

SECTOR



- **73%** Renewable
- **18%** Conventional
- **6%** Transmission
- **3%** Water

GEOGRAPHY



- **44%** North America
- **37%** Europe
- **10%** South America
- **9%** RoW

~ **90%** of long term interest rate in projects is fixed or hedged

Note: All amounts based on run-rate CAFD excluding Brazil (ACBH) and no acquisitions.
(1) Including the effect of the currency swap agreement signed with Abengoa.

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 TAIL PERIODSRemaining project life after debt amortization    PPAs with predefined prices for 21 years on average Additionally, “second life” (merchant or additional PPA) after existing PPA in all assets excluding ATN and ATS     PPA expiration year      Contract term(1)  Project debt term  Year  (1) Regulation in the case of Spain.

Q1 2016 Earnings Presentation

Atlantica Yield

VALUATION

CAFD sensitivity

PRODUCTION SENSITIVITY SOLAR	
- 5%MWh	**- $20M**
+5%MWh	**+$20M**

CURRENCY SENSITIVITY SOUTH AFRICA	
- 10% ZAR/USD	**- $2M**
+10% ZAR/USD	**+$2M**

PRODUCTION SENSITIVITY WIND	
- 10%MWh	**- $3M**
+10%MWh	**+$3M**

GAS PRICE & EUR/USD SENSITIVITY	
€/$	**$0M**

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    AVERAGE 50MW SPANISH PLANT  $M   % Total Revenues  Regulated Revenues (Investment)   22.8  72%  Regulated Revenues (Operation)  3.9  12%  Pool Revenues  5.2  16%  Total Revenues    31.9   100%     SOLAR SPAIN        Numbers reflect the breakdown of a 50 MW solar parabolic trough type facility  VALUATIONSpanish solar revenue breakdown  Fx EUR/USD: 1.1

   2016  2017  2018  2019  2020  Thereafter  Total(1)  NORTH AMERICA  52.6  54.3  60.3  70.0  80.2  1,569.8  1,887.2  SOUTH AMERICA  15.5  19.7  21.3  23.8  26.6  771.4  878.3  EMEA  106.9  117.0  128.0  136.1  141.1  2,055.4  2,684.5  Total  175.0  191.0  209.6  229.9  247.9  4,396.6  5,450.0  US $ in millions        PROJECT DEBT Repayment schedule as of December 31, 2015     2016  2017  2018  2019  2020  Thereafter  Total(1)  RENEWABLES  131.7  146.3  172.4  184.0  192.7  3,268.9  4,096.0  CONVENTIONAL  26.5  26.1  16.8  23.2  30.1  492.4  615.1  TRANSMISSION  12.0  13.6  15.2  17.3  19.5  613.9  691.5  WATER  4.8  5.0  5.2  5.4  5.6  21.4  47.4  Total  175.0  191.0  209.6  229.9  247.9  4,396.6  5,450.0          Does not include $20.7M of accrued interest. Exchange rates as of December 31, 2015: (EUR/USD = 1.0862)

         CORPORATE DEBT DETAILS  US $ in millions  2019 Notes  Credit Facility Tranche A Tranche B  Maturity  November 2019  Amount  258.9  Total  669.9  December 2018  123.5  December 2017  287.5

Q1 2016 Earnings Presentation

Atlantica Yield

VALUATION

Discount rates

		Offtaker Risk	+ Operating Risk Premium	= K_e
NORTH AMERICA	Solana	3.07%		
	Mojave	2.40%		
	ACT	5.22%		
SOUTH AMERICA	ATN	3.19%		
	ATS	3.19%		
	ATN2	8.61%		
	Quadra 1&2	7.99%		
	Palmatir	3.41%		
	Cadonal	3.41%		
EMEA	Solar Spain	1.42%		
	Kaxu	9.12%		
	Honaine	9.15%		
	Skikda	9.15%		

Offtaker Risk estimated as the yield of listed bonds issued by our offtakers with a maturity similar to approximately half of the remaining life of our PPA. ATN 2 and Quadra 1&2 offtaker risk estimated as the yield of bonds issued by similar companies, as they do not have listed bonds. Skikda and Honaine offtaker risk estimated as the yield of listed bonds issued by countries with a rating similar to Algeria. (Source: Political Risk Service).

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Q1 2016 Earnings Presentation

Atlantica Yield

SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO

	ASSET	TYPE	STAKE	LOCATION	GROSS CAPACITY	OFFTAKER	RATING (2)	YEARS CONTRACT LLEFT	CCV
RENEWABLE ENERGY	Solana	Solar	100% (1)	USA (Arizona)	280 MW	APS	A-/A2/A	28	USD
	Mojave	Solar	100%	USA (California)	280 MW	PG&E	BBB/Baa1/BBB+	24	USD
	Solaben 2/3	Solar	70%	Spain	2x50 MW	Kingdom of Spain	BBB+/Baa2/BBB+	22/21	USD (6)
	Solacor 1/2	Solar	87%	Spain	2x50 MW	Kingdom of Spain	BBB+/Baa2/BBB+	21	USD (6)
	PS 10/20	Solar	100%	Spain	31 MW	Kingdom of Spain	BBB+/Baa2/BBB+	16/18	USD (6)
	Helioenergy 1/2	Solar	100%	Spain	2x50 MW	Kingdom of Spain	BBB+/Baa2/BBB+	22	USD (6)
	Helios 1/2	Solar	100%	Spain	2x50 MW	Kingdom of Spain	BBB+/Baa2/BBB+	21/22	USD (6)
	Solnova 1/3/4	Solar	100%	Spain	3x50 MW	Kingdom of Spain	BBB+/Baa2/BBB+	19/19/20	USD (6)
	Solaben 1/6	Solar	100%	Spain	2x50 MW	Kingdom of Spain	BBB+/Baa2/BBB+	23	USD (6)
	Kaxu	Solar	51%	South Africa	100 MW	Eskom	BBB-/Baa2/BBB- (4)	19	ZAR
	Palmatir	Wind	100%	Uruguay	50 MW	UTE	BBB/Baa2/BBB- (4)	18	USD
	Cadonal	Wind	100%	Uruguay	50 MW	UTE	BBB/Baa2/BBB- (4)	19	USD

(1) Liberty Interactive Corporation holds $300M in Class A membership interests in exchange for a share of the dividends and the taxable loss generated by Solana.
(2) Reflects the counterparty's issuer credit ratings issued by Standard & Poor's Ratings Services, or S&P, Moody's Investors Service Inc., or Moody's, and Fitch Ratings Ltd, or Fitch, respectively.
(3) USD denominated but payable in local currency.
(4) Kaxu refers to the credit rating of the Republic of South Africa, and for Palmatir and Cadonal it refers to the credit rating of Uruguay, as UTE is unrated.
(5) During the initial 5-year period, we have the right to receive, in four quarterly installments, a preferred dividend of $18.4 million per year.
(6) Gross cash received in Euros are dollarized through a currency swap contract with Abengoa S.A.

35

Q1 2016 Earnings Presentation

Atlantica Yield

SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO

	ASSET	TYPE	STAKE	LOCATION	GROSS CAPACITY	OFFTAKER	RATING (2)	YEARS CONTRACT LLEFT	CCY
CONVENTIONAL POWER	ACT		100%	Mexico	300 MW	Pemex	BBB+/Baa3/BBB+	17	USD (3)
ELECTRICAL TRANSMISSION	ATN		100%	Peru	362 miles	Peru	BBB+/A3/BBB+	25	USD (3)
	ATS		100%	Peru	569 miles	Peru	BBB+/A3/BBB+	28	USD (3)
	ATN 2		100%	Peru	81 miles	Las Bambas	Not rated	17	USD (3)
	Quadra 1&2		100%	Chile	81 miles	Sierra Gorda	Not rated	19	USD (3)
	Palmucho		100%	Chile	6 miles	Endesa Chile	BBB+/Baa2/BBB+	22	USD (3)
WATER	Skikda		34%	Algeria	3.5 Mft^3/day	Sonatrach & ADE	Not rated	18	USD (3)
	Honaine		26%	Algeria	7 Mft^3/day	Sonatrach & ADE	Not rated	22	USD (3)
PREFERRED INSTRUMENT	Exchangeable Preferred Equity in ACBH		-	Brazil	$18.4 M p.a. (5)	-	N/A; dividend subordination	-	USD

(1) Liberty Interactive Corporation holds $300M in Class A membership interests in exchange for a share of the dividends and the taxable loss generated by Solana.
(2) Reflects the counterparty's issuer credit ratings issued by Standard & Poor's Ratings Services, or S&P, Moody's Investors Service Inc., or Moody's, and Fitch Ratings Ltd, or Fitch, respectively.
(3) USD denominated but payable in local currency.
(4) For Kaxu is the credit rating of the Republic of South Africa, and for Palmatir and Cadonal it refers to the credit rating of Uruguay, as UTE is unrated.
(5) During the initial 5-year period, we have the right to receive, in four quarterly installments, a preferred dividend of $18.4 million per year.
(6) Gross cash in Euros dollarized through a currency swap contract with Abengoa

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